SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Orchids Paper Products Company

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

68572N104

(CUSIP Number)

Daniel H. Abramowitz

Hillson Partners LP

110 North Washington Street, Suite 401

Rockville, MD 20850

(301) 340-0003

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

 April 10, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Hillson Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	419,502
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	419,502

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 419,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%*
14	TYPE OF REPORTING PERSON PN

* Based on 7,533,975 shares of common stock outstanding, as set forth in the Issuer’s definitive proxy statement for its 2012 annual meeting of stockholders, filed on April 10, 2012.

Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Hillson Financial Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	419,502
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	419,502

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 419,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%*
14	TYPE OF REPORTING PERSON CO

 * Based on 7,533,975 shares of common stock outstanding, as set forth in the Issuer’s definitive proxy statement for its 2012 annual meeting of stockholders, filed on April 10, 2012.

Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Hillson Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	419,502
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	419,502

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 419,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%*
14	TYPE OF REPORTING PERSON OO

* Based on 7,533,975 shares of common stock outstanding, as set forth in the Issuer’s definitive proxy statement for its 2012 annual meeting of stockholders, filed on April 10, 2012.

Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Daniel H. Abramowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	419,502
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	419,502

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 419,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IN

Based on 7,533,975 shares of common stock outstanding, as set forth in the Issuer’s definitive proxy statement for its 2012 annual meeting of stockholders, filed on April 10, 2012.

Page 5 of 8 Pages

Hillson Partners LP, Hillson Financial Management, Inc. (“HFM”), Hillson Investments LLC (“Investments”), and Daniel H. Abramowitz (“Abramowitz” and, collectively with Hillson Partners LP, HFM and Investments, the “Reporting Persons”) are jointly filing this Amendment No. 1 relating to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Securities and Exchange Commission (the “Commission”) on June 17, 2010 (the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following information:

On April 10, 2012, the Issuer filed a definitive proxy statement (the “Proxy Statement”) for its 2012 annual meeting of stockholders to be held on May 17, 2012 (the “Annual Meeting”). At the request of Hillson Partners LP, the Issuer included in the Proxy Statement a shareholder proposal that was provided to the Issuer by Hillson Partners LP (the “Shareholder Proposal”). The Shareholder Proposal seeks to amend the Issuer’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws to permit holders of at least 10% of the Issuer’s voting power to call a special meeting of the Issuer’s stockholders. The Proxy Statement also includes the following supporting statement provided by Hillson Partners LP:

“Special meetings allow shareholders to vote on important matters, such as electing new directors that can arise between annual meetings. If Shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring, for example, when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our Board’s current power to call a special meeting,

This proposal topic won more than 60% support at the following companies: CVS Caremark, Sprint Nextel, Safeway, Motorola, and R. R. Donnelley.

This Special Shareowner Meeting proposal, if adopted, would correct a current weakness in our company’s corporate governance status. Currently, the executive officers and Board members, collectively, own less than 5% of the total outstanding shares of our common stock (not including shares issuable upon the exercise of stock options). Yet only the Board, the President and CEO, or the Chairman currently has the right to call a special meeting of the stockholders. Giving shareholders with at least a 10% ownership interest the right to call a special meeting would greatly improve our corporate governance status and further align the interests of shareholders, Management and the Board.

Please encourage our board to respond favorably to this proposal to initiate the improved corporate governance that we deserve.”

Page 6 of 8 Pages

The Shareholder Proposal is described more fully in the Proxy Statement. The Reporting Persons intend to vote all of their shares of Common Stock in favor of the Shareholder Proposal.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to add the following information:

As of the date hereof, Hillson, HFM, Investments and Abramowitz may each be deemed to be the beneficial owner of 419,502 shares of Common Stock, or approximately 5.6% of the Common Stock outstanding, and also may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, such shares (all of which shares are held directly by Hillson).

Except as described in the preceding paragraph, the filing of this statement by HFM, Investments and Abramowitz shall not be construed as an admission that any of such parties is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the shares of Common Stock described in this statement.

All of the percentages calculated in this statement are based upon an aggregate of 7,533,975 shares of Common Stock outstanding as of the date hereof, as set forth in the Proxy Statement.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13D).

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 13, 2012

HILLSON PARTNERS LP

By:	Hillson Financial Management, Inc.
Its:	General Partner

By:	/s/ Daniel H. Abramowitz
	Name:	Daniel H. Abramowitz
	Title:	President

HILLSON FINANCIAL MANAGEMENT, INC.

By:	/s/ Daniel H. Abramowitz
	Name:	Daniel H. Abramowitz
	Title:	President

HILLSON INVESTMENTS LLC

By:	/s/ Daniel H. Abramowitz
	Name:	Daniel H. Abramowitz
	Title:	Member

By:	/s/ Daniel H. Abramowitz
DANIEL H. ABRAMOWITZ

Page 8 of 8 Pages